Exhibit 99.8

VOTING TRUST AGREEMENT REGARDING APPOINTMENT OF DIRECTORS

THIS AGREEMENT is made this 11th day of August, 2017.

AMONG:

CANNTRUST HOLDINGS INC.,

a company incorporated under the laws of the Province of Ontario

(the "Company")

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CANNAMED FINANCIAL CORP.

(the "Voting Trustee")

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The Paul Family Trust, Norman Paul 2013 Family Trust ("Norman"), The Rogers (2016) Family Trust, Cajun Capital Corporation, Dancap Private Equity Inc. ("Dancap"), Bloom Burton Structured Lending Fund and Forum Financial Corporation

(collectively, the "Participating Shareholders")

RECITALS:

A.	As of the date hereof, each of the Participating Shareholders owns the number of common shares (the "Common Shares") of the Company set out opposite the person's name in Schedule "A" hereto (the "Voting Trust Shares").

B.	The parties hereto are entering this Agreement contemporaneously with the completion of the initial public offering of the Common Shares of the Company.

C.	The Participating Shareholders have agreed to enter into this agreement with the other parties hereto in order to appoint the Voting Trustee or its assignee as their proxies and attorneys-in-fact with the right to direct the voting of their Voting Trust Shares and any Common Shares that are subsequently acquired by them (each, an "Equity Share" and collectively, the "Equity Shares") with regard to the appointment of directors of the Company and for no other purpose.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties agree as follows:

ARTICLE 1

POWER OF ATTORNEY AND PROXY

1.1	Grant of Power of Attorney and Proxy

Subject to Section 1.2 hereof, each Participating Shareholder hereby irrevocably appoints the Voting Trustee, the attorneys-in-fact and proxies of such Participating Shareholder, each with full power of substitution:

(i)	to attend any meeting of the shareholders of the Company, including any adjournment or postponement thereof, on behalf of such Participating Shareholder, and at such meeting, with respect to all Equity Shares owned by such Participating Shareholder on the date hereof or acquired hereafter that are entitled to vote at such meeting or over which such Participating Shareholder has voting power (or the power to direct the voting in respect of), to vote such Equity Shares as decided by the Voting Trustee in its sole discretion with regard to the appointment of directors of the Company and for no other purpose; and

(ii)	to execute and deliver one or more consents in writing (pursuant to Section 104 of the Business Corporations Act (Ontario)) in lieu of such meeting or adjournment thereof.

1.2	Dancap and Norman

Section 1.1 hereof shall only be applicable to each of Dancap and Norman as follows:

(i)	in the case of Dancap, Aubrey Dan is a director of the Company, unless Aubrey Dan has resigned as a director of the Company, in which case Dancap shall remain bound by Section 1.1 hereof;

(ii)	in the case of Norman, Norman Paul is a director of the Company, unless Norman Paul has resigned as a director of the Company, in which case Norman shall remain bound by Section 1.1 hereof; and

(iii)	Equity Shares owned on the date hereof shall be subject to this Agreement and not any Equity Shares acquired hereafter.

1.3	Proxy Terms

Each Participating Shareholder affirms that this power of attorney and proxy is coupled with an interest and, as such, is, to the fullest extent provided by law, irrevocable.

1.4	Revocation of Prior or Subsequent Proxies

This Agreement revokes any and all other powers of attorney and proxies heretofore granted by each and any Participating Shareholder to vote or otherwise to act with respect to any of the Equity Shares to which the power of attorney and proxy granted under this Article 1 relates. No Participating Shareholder shall give any subsequent power of attorney and/or proxy (and such power of attorney and/or proxy, if given, shall be deemed not to be effective) with respect to such Equity Shares that purports to grant authority within the scope of the authority hereby conferred, except on the express condition that such power of attorney and/or proxy shall not be effective unless and until this power of attorney and proxy shall have terminated in accordance with its terms.

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1.5	Survivorship

All authority herein conferred or agreed to be conferred shall survive the death, dissolution, liquidation or incapacity of any Participating Shareholder and any obligation of any Participating Shareholder hereunder shall be binding upon the heirs, personal representatives, successors and assigns of such Participating Shareholder.

ARTICLE 2

MISCELLANEOUS

2.1	Additional Equity Shares

Each of the Participating Shareholders and the Voting Trustee hereby agree to promptly notify each of the Company and the Voting Trustee of the number of Equity Shares acquired by such Participating Shareholder and the Voting Trustee, if any, after the date hereof.

2.2	Termination

This Agreement will terminate upon the earliest to occur of: (i) the Common Shares held by Fred Litwin and/or Eric Paul or any entity controlled by either or both individuals constitute less than 10% of the issued and outstanding Common Shares on a basic (undiluted) basis; and (ii) the one (1) year anniversary date of the commencement of trading of the Common Shares on the Canadian Securities Exchange.

2.3	Specific Enforcement

The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement and that the obligations of the parties hereto shall be specifically enforceable, in addition to any other remedy that may be available at law or in equity.

2.4	Amendment

This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

2.5	Entire Agreement

This Agreement constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereto.

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2.6	Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

2.7	Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of Ontario (without giving effect to the provisions thereof relating to conflicts of law).

2.8	Independent Legal Advice

Each Participating Shareholder has received independent legal advice with respect to the matters covered by this Agreement prior to executing this Agreement or has been offered the opportunity to seek such advice and has declined to do so.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

CANNTRUST HOLDINGS INC.

By:	/s/ Stan Abramowitz
Name:	Stan Abramowitz
Title:	Secretary

I have authority to bind the Corporation

CANNAMED FINANCIAL CORP.

By:	/s/ Stan Abramowitz
Name:	Stan Abramowitz
Title:	Secretary

I have authority to bind the Corporation

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THE PAUL FAMILY TRUST

By:	/s/ Eric Paul
Name:	Eric Paul
Title:	Director

I have authority to bind the Corporation

NORMAN PAUL 2013 FAMILY TRUST

By:	/s/ Norman Paul
Name:	Norman Paul
Title:	Chief Executive Officer

I have authority to bind the Corporation

THE ROGERS (2016) FAMILY TRUST

By:	/s/ Brad Rogers
Name:	Brad Rogers
Title:	President and COO

I have authority to bind the Corporation

DANCAP PRIVATE EQUITY INC.

By:	/s/ Aubrey Dan
Name:	Aubrey Dan
Title:	President

I have authority to bind the Corporation

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BLOOM BURTON STRUCTURED LENDING FUND

By:	/s/ Dan Papulkas
Name:	Dan Papulkas
Title:	Vice Preident

I have authority to bind the Corporation

CAJUN CAPITAL CORPORATION

By:	/s/ Mitchell Sanders
Name:	Mitchell Sanders
Title:	President

I have authority to bind the Corporation

FORUM FINANCIAL CORPORATION

By:	/s/ Stan Abramowitz
Name:	Stan Abramowitz
Title:	President

I have authority to bind the Corporation

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Schedule "A"

Name of Shareholder	Number of Shares

The Paul Family Trust	6,811,189

Norman Paul 2013 Family Trust	6,146,021

The Rogers (2016) Family Trust	1,000,000

Cajun Capital Corporation	1,221,116

Dancap Private Equity Inc.	6,190,383

Bloom Burton Structured Lending Fund	4,884,475

Forum Financial Corporation	2,806,461

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